

15025617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
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MAR 19 2015

Washington DC
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SEC FILE NUMBER
8-44951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01-Jan-14   AND ENDING   31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Jordan & Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

805 3rd Avenue- 18th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Jordan   212-688-6242
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A   Monmouth Beach   NJ   07750
(Address)   (City)   (State)   (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,   **Charles Jordan**   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Charles Jordan & Co., LLC   , as of
                    December 31, 2014   , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

Signature

Pres / CEC
Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Exemption report and audit review

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE C05-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Charles Jordan & Co., LLC

We have audited the accompanying financial statements of Charles Jordan & Co., LLC.,
which comprise the balance sheet at December 31, 2014 and the related statements of
operations, changes in member equity, and cash flows for the year then ended, and the
related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United
States of America; this includes the design, implementation, and maintenance of internal
control relevant to the preparation and fair presentation of the financial statements that are
free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our
audit. We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the financial statements
presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 20, 2015

Charles Jordan & Co., LLC
Balance Sheet
As of December 31, 2014

ASSETS

Current assets:	
Cash	$11,447
Account receivable	3,703
Prepaid expenses	2,982
Total Current Assets	$18,132
Other assets:	
Fixed asset-net	1,798
Total Assets	$19,930

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$4,119
Total Current Liabilities	$4,119
Members' Equity:	
Common units (100 units authorized and outstanding, stated value $1)	$100
Additional paid in capital	99,900
Retained deficit	(84,189)
Members' equity	15,811
Total Liabilities & Members' Equity	$19,930

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Operations
For the Year Ended December 31, 2014

Commission revenues	$334,355
Less commission charges	(47,379)
Gross margin	$286,976
General and administrative expenses:	
Salary expense	$35,800
Consulting expense	197,159
Insurance	3,406
General administration	40,788
Total general and administrative expenses	277,153
Net income before income tax provision	$9,823
Provision for income taxes	(2,750)
Net income	$7,073

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net income	$7,073
Adjustments to net income for non-cash items:	
Depreciation expense	677
Changes in other operating assets and liabilities:	
Commissions receivable	4,471
Prepaid expenses	70
Accounts payable & accrued expenses	(1,418)
Net cash provided by operations	$10,873
Financing activities:	
Dividends paid	($10,519)
Net cash used by financing activities	(10,519)
Net increase in cash during the fiscal year	$354
Cash at December 31, 2013	11,093
Cash at December 31, 2014	$11,447
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$6,118

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

	Common Units	Unit Value	Paid in Capital	Retained Deficit	Members' Equity
Balance at December 31, 2013	100	$100	$99,900	($80,743)	$19,257
Dividends paid				(10,519)	(10,519)
Net income for the fiscal year				7,073	7,073
Balance at December 31, 2014	100	$100	$99,900	($84,189)	$15,811

Please see the notes to the financial statements.

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Charles Jordan & Co., LLC
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

Charles Jordan & Co., LLC (the Company) is a privately held limited liability company formed in Delaware in December 2000 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through a clearing broker dealer.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Commission revenues and related fees are recorded on a trade date basis and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2011 to 2013 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Related Party Transactions

During fiscal year 2014, the Company rented office space from a member at no cost to the Company.

5. Off-Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

6. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$9,823

Current tax expense:	
Federal	$1,473
State & city	1,277
Total	$2,750

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	15%
Statutory state and local income tax	13%
Effective rate	28%

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Members' equity	$15,811

DEBITS:
Non-allowable assets:

Ownership equity not allowable	(5,000)
Fixed assets	(1,798)
Prepaid expenses	(2,982)
NET CAPITAL	$6,031
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$6,031
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$1,031
AGGREGATE INDEBTEDNESS:	$4,119
AGGREGATE INDEBTEDNESS TO NET CAPITAL	68.30%
Excess net capital previously reported	$3,781
Adjustment to accrued expense (income tax payable)	(2,750)
Excess net capital per audited report	$1,031

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8. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2014.

Computer equipment	3,000
Accumulated depreciation	(1,202)
Fixed assets- net	$1,798

9. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Charles Jordan & Company, LLC
805 3rd Avenue- 18th Floor
New York, NY 10022

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Charles Jordan & Co., LLC is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

Charles Jordan & Co., LLC met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

Charles Jordan
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Charles Jordan & Co., LLC. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(i) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of SEC Rule 15c3-3.

Donahue Associates, LLC
Donahue Associates LLC
Monmouth Beach, N.J.
February 20, 2015

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